                                                     The Laclede Group, Inc.
                                                            File No. 1-16681

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
                Under Rule U-3A-2 from the Provisions of the
                 Public Utility Holding Company Act of 1935


                           THE LACLEDE GROUP, INC.
                              (name of company)

         hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Laclede Group, Inc., a Missouri corporation incorporated October 18, 2000, is a holding company that directly or indirectly holds interests in the following subsidiaries, each of whom is organized under the laws of the State of Missouri, except for SM&P Utility Resources, Inc., acquired January 28, 2002 and incorporated under the laws of the State of Indiana and Laclede Capital Trust I, a Delaware statutory trust:

             a. Laclede Gas Company, a public utility that was incorporated in 1857. Its service area includes the City of St. Louis, St. Louis County, the City of St. Charles and parts of St. Charles County, the town of Arnold, and parts of Jefferson, Franklin, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in Missouri.

             b. Laclede Pipeline Company, which operates a propane pipeline that connects Laclede Gas' propane storage facilities in St. Louis County, Missouri to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet the peak demands on its distribution system.

             c. Laclede Investment LLC, which invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

             d. Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment, which engages in non-utility efforts to market natural gas and related activities.

             e. Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, which is a registered insurance agency in the State of Missouri, that promotes the sale of insurance-related products.

             f. Laclede Development Company, which participates in real estate developments, primarily through joint ventures.

             g. Laclede Venture Corp., a wholly owned subsidiary of Laclede Development, which offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas in vehicles.

             h. SM&P Utility Resources, Inc., which is in the underground locating and marking service business.

             i. Laclede Capital Trust I, which is a Delaware statutory trust.

             The business address of the claimant and each of its subsidiaries, except Laclede Energy Resources, Inc. and SM&P Utility Resources, Inc., is:

                  720 Olive Street
                  St. Louis, MO 63101

             The business address of Laclede Energy Resources, Inc. is:

                  68 N. Elam
                  St. Louis, MO 63088

             The business address of SM&P Utility Resources, Inc. is:

                  11455 N. Meridian Street, Suite 200
                  Carmel, IN  46032

Laclede Energy Services, Inc., a Missouri corporation, became operational on May 1, 2002 and was dissolved on April 14, 2003. It performed administrative gas supply and risk management services.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Claimant's properties consist primarily of the utility properties of Laclede Gas. Laclede Gas' properties consist primarily of natural gas distribution systems and related facilities and local offices all in the State of Missouri. As of December 31, 2003, Laclede Gas had a natural gas storage field in Missouri designed to provide annual withdrawals of approximately 5.5 million MMBtus of gas based on the inventory level that Laclede Gas plans to maintain; a contractual right to store approximately
23.1 Bcf of natural gas in Louisiana and a liquefied propane storage cavern that has a natural gas equivalent of approximately 3 Bcf.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

         a. Number of kwh. of electric energy sold (at retail or wholesale), and mcf. of natural gas or manufactured gas distributed at retail.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               78,868,053 Mcf.

         b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None



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

         c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               12,343,630 Mcf

         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              96,244,164 Mcf.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         b. Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None.

                                  EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                                  EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                    None.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

                                           The Laclede Group, Inc.



                                           By: /s/ Barry C. Cooper
                                              -----------------------------
                                           Name: Barry C. Cooper
                                                ---------------------------
                                           Title: Chief Financial Officer
                                                 --------------------------

Corporate Seal
Attest:

M.C. Kullman
--------------------






Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mary C. Kullman
                             Corporate Secretary
                              720 Olive Street
                                  Room 1517
                             St. Louis, MO 63101

                                        THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                  CONSOLIDATING BALANCE SHEETS
                                                        DECEMBER 31, 2003
                                                           (UNAUDITED)
                                                     (THOUSANDS OF DOLLARS)


                                                                                                      Laclede         Laclede
                                                     The Laclede      Laclede       SM&P Utility      Pipeline      Development
                                                     Group, Inc.    Gas Company   Resources, Inc.     Company         Company
                                                    -------------  -------------  ---------------  -------------   -------------
                      ASSETS
Utility Plant                                        $         -    $ 1,039,469    $           -    $         -     $         -
    Less: Accumulated depreciation and
      amortization                                             -        412,923                -              -               -
                                                    -------------  -------------  ---------------  -------------   -------------
    Net Utility Plant                                          -        626,546                -              -               -
                                                    -------------  -------------  ---------------  -------------   -------------
Goodwill                                                       -              -           28,124              -               -
                                                    -------------  -------------  ---------------  -------------   -------------
Other Property and Investments                           343,868         29,282            7,923          2,840           4,452
                                                    -------------  -------------  ---------------  -------------   -------------
Current Assets:
    Cash and cash equivalents                             16,856          3,301              610            520             207
    Notes receivable                                           -              -            9,742          1,393           4,963
    Accounts receivable:
      Gas customers - billed and unbilled                      -        144,286                -              -               -
      Other                                               15,307         36,047            8,774            623               -
      Allowance for doubtful accounts                          -         (5,490)             (36)             -               -
    Natural gas stored underground for
      current use                                              -        112,579                -              -               -
    Propane gas for current use                                -         17,027                -              -               -
    Materials, supplies, and merchandise                       -          4,842                -            126               -
    Derivative instrument assets                               -         11,259                -              -               -
    Deferred income taxes                                      -          6,307                -              -               -
    Prepayments and other                                    108          4,081            1,177              -              45
                                                    -------------  -------------  ---------------  -------------   -------------
        Total Current Assets                              32,271        334,239           20,267          2,662           5,215
                                                    -------------  -------------  ---------------  -------------   -------------

Deferred Charges:
    Prepaid pension cost                                       -        107,117                -              -               -
    Regulatory assets                                          -         93,225                -              -               -
    Other                                                  1,731          5,578                -              -              28
                                                    -------------  -------------  ---------------  -------------   -------------
        Total deferred charges                             1,731        205,920                -              -              28
                                                    -------------  -------------  ---------------  -------------   -------------
Total Assets                                         $   377,870    $ 1,195,987    $      56,314    $     5,502     $     9,695
                                                    =============  =============  ===============  =============   =============


          CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital                 $    88,534    $    82,579    $      43,139    $       300     $     6,211
    Retained earnings                                    221,797        200,443           (2,853)         3,979           2,055
    Accumulated other comprehensive loss                       -           (582)               -              -               -
                                                    -------------  -------------  ---------------  -------------   -------------
        Total common stock equity                        310,331        282,440           40,286          4,279           8,266
    Redeemable preferred stock - Laclede Gas                   -          1,258                -              -               -
    Obligated mandatorily redeemable preferred
      securities to/of subsidiary trust                   46,400              -                -              -               -
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                              -        234,643                -              -               -
                                                    -------------  -------------  ---------------  -------------   -------------
        Total Capitalization                             356,731        518,341           40,286          4,279           8,266
                                                    -------------  -------------  ---------------  -------------   -------------

Current Liabilities:
    Notes payable                                         19,700        265,585                -              -               -
    Accounts payable                                       1,458         81,880            5,975          1,248             647
    Advance customer billings                                  -         12,287                -              -               -
    Current portion of long-term debt                          -         25,000                -              -               -
    Taxes accrued                                           (428)        18,072             (631)          (131)             60
    Unamortized purchased gas adjustment                       -          3,017                -              -               -
    Other                                                    409         34,230            7,850              -               -
                                                    -------------  -------------  ---------------  -------------   -------------
        Total Current Liabilities                         21,139        440,071           13,194          1,117             707
                                                    -------------  -------------  ---------------  -------------   -------------

Deferred Credits and Other Liabilities:
    Deferred income taxes                                      -        180,268            2,210            106             659
    Unamortized investment tax credits                         -          5,240                -              -               -
    Pension and postretirement benefit costs                   -         22,814                -              -               -
    Regulatory liabilities                                     -          6,375                -              -               -
    Other                                                      -         22,878              624              -              63
                                                    -------------  -------------  ---------------  -------------   -------------
        Total Deferred Credits and Other
          Liabilities                                          -        237,575            2,834            106             722
                                                    -------------  -------------  ---------------  -------------   -------------
Total Capitalization and Liabilities                $    377,870    $ 1,195,987    $      56,314    $     5,502     $     9,695
                                                    =============  =============  ===============  =============   =============

                                                                                                                     The Laclede
                                                   Laclede         Laclede                                         Group, Inc. and
                                                 Investment,        Energy       Laclede Capital                     Subsidiary
                                                     LLC        Services, Inc.       Trust I        Eliminations      Companies
                                                -------------   --------------   ---------------   -------------   ---------------
                      ASSETS
Utility Plant                                    $         -     $          -     $           -     $         -     $   1,039,469
    Less: Accumulated depreciation and
      amortization                                         -                -                 -               -           412,923
                                                -------------   --------------   ---------------   -------------   ---------------
    Net Utility Plant                                      -                -                 -               -           626,546
                                                -------------   --------------   ---------------   -------------   ---------------
Goodwill                                                   -                -                 -               -            28,124
                                                -------------   --------------   ---------------   -------------   ---------------
Other Property and Investments                           742                -            46,400        (390,267)           45,240
                                                -------------   --------------   ---------------   -------------   ---------------
Current Assets:
    Cash and cash equivalents                            751                -                 -               -            22,245
    Notes receivable                                   3,602                -                 -         (19,700)                -
    Accounts receivable:                                                                                                        -
      Gas customers - billed and unbilled                  -                -                 -               -           144,286
      Other                                           17,976                -                 -         (22,975)           55,752
      Allowance for doubtful accounts                   (306)               -                 -               -            (5,832)
    Natural gas stored underground for
      current use                                         41                -                 -               -           112,620
    Propane gas for current use                            -                -                 -               -            17,027
    Materials, supplies, and merchandise                   -                -                 -               -             4,968
    Derivative instrument assets                       1,789                -                 -                            13,048
    Deferred income taxes                                  -                -                 -               -             6,307
    Prepayments and other                              2,069                -             3,573          (3,681)            7,372
                                                -------------   --------------   ---------------   -------------   ---------------
        Total Current Assets                          25,922                -             3,573         (46,356)          377,793
                                                -------------   --------------   ---------------   -------------   ---------------

Deferred Charges:
    Prepaid pension cost                                   -                -                 -               -           107,117
    Regulatory assets                                      -                -                 -               -            93,225
    Other                                                  -                -                 -               -             7,337
                                                -------------   --------------   ---------------   -------------   ---------------
        Total deferred charges                             -                -                 -               -           207,679
                                                -------------   --------------   ---------------   -------------   ---------------
Total Assets                                     $    26,664     $          -     $      49,973     $  (436,623)    $   1,285,382
                                                =============   ==============   ===============   =============   ===============


          CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital             $     9,141     $          -     $       1,400     $  (142,763)    $      88,541
    Retained earnings                                 (2,520)               -                 -        (201,104)          221,797
    Accumulated other comprehensive loss                (575)               -                 -               -            (1,157)
                                                -------------   --------------   ---------------   -------------   ---------------
        Total common stock equity                      6,046                -             1,400        (343,867)          309,181
    Redeemable preferred stock - Laclede Gas               -                -                 -               -             1,258
    Obligated mandatorily redeemable preferred
      securities to/of subsidiary trust                    -                -            45,000         (46,400)           45,000
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                          -                -                 -               -           234,643
                                                -------------   --------------   ---------------   -------------   ---------------
        Total Capitalization                           6,046                -            46,400        (390,267)          590,082
                                                -------------   --------------   ---------------   -------------   ---------------

Current Liabilities:
    Notes payable                                          -                -                 -         (19,700)          265,585
    Accounts payable                                  21,175                -                 -         (22,975)           89,408
    Advance customer billings                              -                -                 -               -            12,287
    Current portion of long-term debt                      -                -                 -               -            25,000
    Taxes accrued                                        447                -                 -               -            17,389
    Unamortized purchased gas adjustment                   -                -                 -               -             3,017
    Other                                                138                -             3,573          (3,681)           42,519
                                                -------------   --------------   ---------------   -------------   ---------------
        Total Current Liabilities                     21,760                -             3,573         (46,356)          455,205
                                                -------------   --------------   ---------------   -------------   ---------------

Deferred Credits and Other Liabilities:
    Deferred income taxes                             (1,225)               -                 -               -           182,018
    Unamortized investment tax credits                     -                -                 -               -             5,240
    Pension and postretirement benefit costs               -                -                 -               -            22,814
    Regulatory liabilities                                 -                -                 -               -             6,375
    Other                                                 83                -                 -               -            23,648
                                                -------------   --------------   ---------------   -------------   ---------------
        Total Deferred Credits and Other
          Liabilities                                 (1,142)               -                 -               -           240,095
                                                -------------   --------------   ---------------   -------------   ---------------
Total Capitalization and Liabilities             $    26,664     $          -     $      49,973     $  (436,623)    $   1,285,382
                                                =============   ==============   ===============   =============   ===============

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
                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                   CONSOLIDATING BALANCE SHEETS
                                                         DECEMBER 31, 2003
                                                            (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)


                                                                                                          Laclede
                                                           Laclede                                      Development
                                                         Development   Laclede Venture                    Company
                                                           Company       Corporation     Eliminations   Consolidated
                                                        -------------  ---------------  -------------  -------------
                      ASSETS
Utility Plant                                            $         -    $           -    $         -    $         -
    Less: Accumulated depreciation an
      amortization                                                 -                -              -              -
                                                        -------------  ---------------  -------------  -------------
    Net Utility Plant                                              -                -              -              -
                                                        -------------  ---------------  -------------  -------------
Goodwill                                                           -                -              -              -
                                                        -------------  ---------------  -------------  -------------
Other Property and Investments                                 5,157              980         (1,685)         4,452
                                                        -------------  ---------------  -------------  -------------
Current Assets:
    Cash and cash equivalents                                      6              201              -            207
    Notes receivable                                           5,276              639           (952)         4,963
    Accounts receivable:
      Gas customers - billed and unbilled                          -                -              -              -
      Other                                                        -                -              -              -
      Allowance for doubtful accounts                              -                -              -              -
    Natural gas stored underground for
      current use                                                  -                -              -              -
    Propane gas for current use                                    -                -              -              -
    Materials, supplies, and merchandise                           -                -              -              -
    Derivative instrument assets                                   -                -              -              -
    Deferred income taxes                                          -                -              -              -
    Prepayments and other                                         45                -              -             45
                                                        -------------  ---------------  -------------  -------------
        Total Current Assets                                   5,327              840           (952)         5,215
                                                        -------------  ---------------  -------------  -------------

Deferred Charges:
    Prepaid pension cost                                           -                -              -              -
    Regulatory assets                                              -                -              -              -
    Other                                                          -               28              -             28
                                                        -------------  ---------------  -------------  -------------
        Total deferred charges                                     -               28              -             28
                                                        -------------  ---------------  -------------  -------------
Total Assets                                             $    10,484    $       1,848    $    (2,637)   $     9,695
                                                        =============  ===============  =============  =============


          CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital                     $     6,211    $       1,685    $    (1,685)   $     6,211
    Retained earnings                                          3,464           (1,409)             -          2,055
    Accumulated other comprehensive loss                           -                -              -              -
                                                        -------------  ---------------  -------------  -------------
        Total common stock equity                              9,675              276         (1,685)         8,266
    Redeemable preferred stock - Laclede Gas                       -                -                             -
    Obligated mandatorily redeemable preferred
      securities of subsidiary trust                               -                -              -              -
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                                  -                -              -              -
                                                        -------------  ---------------  -------------  -------------
        Total Capitalization                                   9,675              276         (1,685)         8,266
                                                        -------------  ---------------  -------------  -------------

Current Liabilities:
    Notes payable                                                  -              952           (952)             -
    Accounts payable                                             373              274              -            647
    Advance customer billings                                      -                -              -              -
    Current portion of long-term debt                              -                -              -              -
    Taxes accrued                                                 80              (20)             -             60
    Unamortized purchased gas adjustment                           -                -              -              -
    Other                                                          -                -              -              -
                                                        -------------  ---------------  -------------  -------------
        Total Current Liabilities                                453            1,206           (952)           707
                                                        -------------  ---------------  -------------  -------------

Deferred Credits and Other Liabilities:
    Deferred income taxes                                        356              303              -            659
    Unamortized investment tax credits                             -                -              -              -
    Pension and postretirement benefit costs                       -                -              -              -
    Regulatory liabilities                                         -                -              -              -
    Other                                                          -               63              -             63
                                                        -------------  ---------------  -------------  -------------
        Total Deferred Credits and Other
          Liabilities                                            356              366              -            722
                                                        -------------  ---------------  -------------  -------------
Total Capitalization and Liabilities                     $    10,484    $       1,848    $    (2,637)   $     9,695
                                                        =============  ===============  =============  =============



                                                                        Laclede        Laclede Gas                     Laclede
                                                        Laclede          Energy          Family                     Investment LLC
                                                    Investment LLC  Resources, Inc.  Services, Inc.   Eliminations   Consolidated
                                                    --------------  ---------------  --------------  -------------  --------------
                      ASSETS
Utility Plant                                       $           -    $           -    $          -    $         -    $          -
    Less: Accumulated depreciation an
      amortization                                              -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
    Net Utility Plant                                           -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
Goodwill                                                        -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
Other Property and Investments                              8,016            1,951               -         (9,225)            742
                                                    --------------  ---------------  --------------  -------------  --------------
Current Assets:
    Cash and cash equivalents                                  11              536             204              -             751
    Notes receivable                                            -            3,602           7,337         (7,337)          3,602
    Accounts receivable:                                                                                                        -
      Gas customers - billed and unbilled                       -                -               -              -               -
      Other                                                     -           17,873             103              -          17,976
      Allowance for doubtful accounts                           -             (306)              -              -            (306)
    Natural gas stored underground for
      current use                                               -               41               -              -              41
    Propane gas for current use                                 -                -               -              -               -
    Materials, supplies, and merchandise                        -                -               -              -               -
    Derivative instrument assets                                -            1,789               -              -           1,789
    Deferred income taxes                                       -                -               -              -               -
    Prepayments and other                                       -            2,069               -              -           2,069
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Current Assets                                   11           25,604           7,644         (7,337)         25,922
                                                    --------------  ---------------  --------------  -------------  --------------

Deferred Charges:
    Prepaid pension cost                                        -                -               -              -               -
    Regulatory assets                                           -                -               -              -               -
    Other                                                       -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
        Total deferred charges                                  -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
Total Assets                                         $      8,027    $      27,555    $      7,644    $   (16,562)   $     26,664
                                                    ==============  ===============  ==============  =============  ==============


          CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital                 $     10,892    $       7,273    $        201    $    (9,225)   $      9,141
    Retained earnings                                     (12,344)           2,812           7,012              -          (2,520)
    Accumulated other comprehensive loss                        -             (575)              -              -            (575)
                                                    --------------  ---------------  --------------  -------------  --------------
        Total common stock equity                          (1,452)           9,510           7,213         (9,225)          6,046
    Redeemable preferred stock - Laclede Gas                    -                -               -              -               -
    Obligated mandatorily redeemable preferred
      securities of subsidiary trust                            -                -               -              -               -
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                               -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Capitalization                               (1,452)           9,510           7,213         (9,225)          6,046
                                                    --------------  ---------------  --------------  -------------  --------------

Current Liabilities:
    Notes payable                                           7,337                -               -         (7,337)              -
    Accounts payable                                        2,191           18,670             314              -          21,175
    Advance customer billings                                   -                -               -              -               -
    Current portion of long-term debt                           -                -               -              -               -
    Taxes accrued                                             (49)             462              34              -             447
    Unamortized purchased gas adjustment                        -                -               -              -               -
    Other                                                       -              138               -              -             138
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Current Liabilities                           9,479           19,270             348         (7,337)         21,760
                                                    --------------  ---------------  --------------  -------------  --------------

Deferred Credits and Other Liabilities:
    Deferred income taxes                                       -           (1,225)              -              -          (1,225)
    Unamortized investment tax credits                          -                -               -              -               -
    Pension and postretirement benefit costs                    -                -               -              -               -
    Regulatory liabilities                                      -                -               -              -               -
    Other                                                       -                -              83              -              83
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Deferred Credits and Other
          Liabilities                                           -           (1,225)             83              -          (1,142)
                                                    --------------  ---------------  --------------  -------------  --------------
Total Capitalization and Liabilities                 $      8,027    $      27,555    $      7,644    $   (16,562)   $     26,664
                                                    ==============  ===============  ==============  =============  ==============

                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                CONSOLIDATING STATEMENTS OF INCOME
                                               TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                            (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)


                                                                                                        Laclede       Laclede
                                                     The Laclede       Laclede       SM&P Utility      Pipeline     Development
                                                     Group, Inc.     Gas Company   Resources, Inc.      Company       Company
                                                    -------------   -------------  ---------------  -------------  -------------
Operating Revenues:
    Regulated
      Gas distribution                               $         -     $   818,957    $           -    $         -    $         -
    Non-Regulated
      Services                                                 -               -           88,893              -              -
      Gas marketing                                            -               -                -              -              -
      Other                                                    -           2,373                -          8,255            498
                                                    -------------   -------------  ---------------  -------------  -------------
        Total Operating Revenues                               -         821,330           88,893          8,255            498
                                                    -------------   -------------  ---------------  -------------  -------------
Operating Expenses:
    Regulated
      Natural and propane gas                                  -         525,174                -              -              -
      Other operation expenses                                 -         116,709                -              -              -
      Maintenance                                              -          18,744                -              -              -
      Depreciation and amortization                            -          22,394                -              -              -
      Taxes, other than income taxes                           -          56,806                -              -              -
                                                    -------------   -------------  ---------------  -------------  -------------
        Total regulated operating expenses                     -         739,827                -              -              -
    Non-Regulated
      Services                                                 -               -           91,392              -              -
      Gas marketing                                            -               -                -              -              -
      Other                                                  169           2,356                -          7,400            396
                                                    -------------   -------------  ---------------  -------------  -------------
        Total Operating Expenses                             169         742,183           91,392          7,400            396
                                                    -------------   -------------  ---------------  -------------  -------------
Operating Income (Loss)                                     (169)         79,147           (2,499)           855            102
                                                    -------------   -------------  ---------------  -------------  -------------
Other Income and (Income Deductions) - Net                   623           1,256             (336)            13            107
                                                    -------------   -------------  ---------------  -------------  -------------
Equity Income in Subsidiaries                             36,106               -                -              -              -
                                                    -------------   -------------  ---------------  -------------  -------------
Interest Charges:
    Interest on long-term debt                                 -          19,778                -              -              -
    Preferred dividends and distributions of
      subsidiary trust                                       277               -            3,296              -              -
    Other interest charges                                   221           3,710              207             (3)            15
                                                    -------------   -------------  ---------------  -------------  -------------
        Total Interest Charges                               498          23,488            3,503             (3)            15
                                                    -------------   -------------  ---------------  -------------  -------------
Income (Loss) Before Income Taxes                         36,062          56,915           (6,338)           871            194
Income Tax Expense (Benefit)                                 (19)         19,815           (2,220)           333            109
                                                    -------------   -------------  ---------------  -------------  -------------
Net Income (Loss)                                         36,081          37,100           (4,118)           538             85
Dividends on Redeemable Preferred Stock -
  Laclede Gas                                                  -              62                -              -              -
                                                    -------------   -------------  ---------------  -------------  -------------
Net Income (Loss) Applicable to Common Stock         $    36,081     $    37,038    $      (4,118)   $       538    $        85
                                                    =============   =============  ===============  =============  =============

                                                                                                                      The Laclede
                                                       Laclede         Laclede                                     Group, Inc. and
                                                     Investment,       Energy      Laclede Capital                    Subsidiary
                                                         LLC       Services, Inc.      Trust I       Eliminations     Companies
                                                    -------------  --------------  ---------------  -------------  ---------------
Operating Revenues:
    Regulated
      Gas distribution                               $         -    $          -    $           -    $         -    $     818,957
    Non-Regulated
      Services                                                 -               -                -              -           88,893
      Gas marketing                                      183,577               -                -              -          183,577
      Other                                                  162             115                -            (34)          11,369
                                                    -------------  --------------  ---------------  -------------  ---------------
        Total Operating Revenues                         183,739             115                -            (34)       1,102,796
                                                    -------------  --------------  ---------------  -------------  ---------------
Operating Expenses:
    Regulated
      Natural and propane gas                                  -               -                -              -          525,174
      Other operation expenses                                 -               -                -              -          116,709
      Maintenance                                              -               -                -              -           18,744
      Depreciation and amortization                            -               -                -              -           22,394
      Taxes, other than income taxes                           -               -                -              -           56,806
                                                    -------------  --------------  ---------------  -------------  ---------------
        Total regulated operating expenses                     -               -                -              -          739,827
    Non-Regulated
      Services                                                 -               -                -              -           91,392
      Gas marketing                                      179,323               -                -            (34)         179,289
      Other                                                  144             140                -              -           10,605
                                                    -------------  --------------  ---------------  -------------  ---------------
        Total Operating Expenses                         179,467             140                -            (34)       1,021,113
                                                    -------------  --------------  ---------------  -------------  ---------------
Operating Income (Loss)                                    4,272             (25)               -              -           81,683
                                                    -------------  --------------  ---------------  -------------  ---------------
Other Income and (Income Deductions) - Net                    84               -            3,573         (4,273)           1,047
                                                    -------------  --------------  ---------------  -------------  ---------------
Equity Income in Subsidiaries                                  -               -                -        (36,106)               -
                                                    -------------  --------------  ---------------  -------------  ---------------
Interest Charges:
    Interest on long-term debt                                 -               -                -              -           19,778
    Preferred dividends and distributions of
      subsidiary trust                                         -               -            3,569         (3,677)           3,465
    Other interest charges                                   145               7                -           (592)           3,710
                                                    -------------  --------------  ---------------  -------------  ---------------
        Total Interest Charges                               145               7            3,569         (4,269)          26,953
                                                    -------------  --------------  ---------------  -------------  ---------------
Income (Loss) Before Income Taxes                          4,211             (32)               4        (36,110)          55,777
Income Tax Expense (Benefit)                               1,627             (11)               -              -           19,634
                                                    -------------  --------------  ---------------  -------------  ---------------
Net Income (Loss)                                          2,584             (21)               4        (36,110)          36,143
Dividends on Redeemable Preferred Stock -
  Laclede Gas                                                  -               -                -              -               62
                                                    -------------  --------------  ---------------  -------------  ---------------
Net Income (Loss) Applicable to Common Stock         $     2,584    $        (21)   $           4    $   (36,110)   $      36,081
                                                    =============  ==============  ===============  =============  ===============

                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                CONSOLIDATING STATEMENTS OF INCOME
                                               TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                            (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)

                                                                                                        Laclede
                                                       Laclede                                         Development
                                                     Development     Laclede Venture                     Company
                                                       Company         Corporation     Eliminations   Consolidated
                                                    -------------    ---------------  -------------  -------------
Operating Revenues:
    Regulated
      Gas distribution                               $         -      $           -    $         -    $         -
    Non-Regulated
      Services                                                 -                  -                             -
      Gas marketing                                            -                  -              -              -
      Other                                                   99                399              -            498
                                                    -------------    ---------------  -------------  -------------
        Total Operating Revenues                              99                399              -            498
                                                    -------------    ---------------  -------------  -------------
Operating Expenses:
    Regulated
      Natural and propane gas                                  -                  -              -              -
      Other operation expenses                                 -                  -              -              -
      Maintenance                                              -                  -              -              -
      Depreciation and amortization                            -                  -              -              -
      Taxes, other than income taxes                           -                  -              -              -
                                                    -------------    ---------------  -------------  -------------
        Total regulated operating expenses                     -                  -              -              -
    Non-Regulated
      Services                                                 -                  -              -              -
      Gas marketing                                            -                  -              -              -
      Other                                                  123                273                           396
                                                    -------------    ---------------  -------------  -------------
        Total Operating Expenses                             123                273              -            396
                                                    -------------    ---------------  -------------  -------------
Operating Income (Loss)                                      (24)               126              -            102
                                                    -------------    ---------------  -------------  -------------
Other Income and (Income Deductions) - Net                   127                  4            (24)           107
                                                    -------------    ---------------  -------------  -------------
Interest Charges:
    Interest on long-term debt                                 -                  -                             -
    Preferred dividends and distributions of
      subsidiary trust                                         -                  -                             -
    Other interest charges                                     9                 30            (24)            15
                                                    -------------    ---------------  -------------  -------------
        Total Interest Charges                                 9                 30            (24)            15
                                                    -------------    ---------------  -------------  -------------
Income (Loss)  Before Income Taxes                            94                100              -            194
Income Tax Expense (Benefit)                                  78                 31              -            109
                                                    -------------    ---------------  -------------  -------------
Net Income (Loss)                                             16                 69              -             85
Dividends on Redeemable Preferred Stock -
  Laclede Gas                                                  -                  -              -              -
                                                    -------------    ---------------  -------------  -------------
Net Income (Loss) Applicable to Common Stock         $        16      $          69    $         -    $        85
                                                    =============    ===============  =============  =============



                                                                        Laclede       Laclede Gas                      Laclede
                                                       Laclede          Energy           Family                     Investment LLC
                                                    Investment LLC  Resources, Inc.  Services, Inc.   Eliminations   Consolidated
                                                    --------------  ---------------  --------------  -------------  --------------
Operating Revenues:
    Regulated
      Gas distribution                               $          -    $           -    $          -    $         -    $          -
    Non-Regulated
      Services                                                  -                -               -              -               -
      Gas marketing                                             -          183,577               -              -         183,577
      Other                                                     6                -             156              -             162
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Operating Revenues                                6          183,577             156              -         183,739
                                                    --------------  ---------------  --------------  -------------  --------------
Operating Expenses:
    Regulated
      Natural and propane gas                                   -                -               -              -               -
      Other operation expenses                                  -                -               -              -               -
      Maintenance                                               -                -               -              -               -
      Depreciation and amortization                             -                -               -              -               -
      Taxes, other than income taxes                            -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
        Total regulated operating expenses                      -                -               -              -               -
    Non-Regulated
      Services                                                  -                -               -              -               -
      Gas marketing                                             -          179,323               -              -         179,323
      Other                                                    38                -             106              -             144
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Operating Expenses                               38          179,323             106              -         179,467
                                                    --------------  ---------------  --------------  -------------  --------------
Operating Income (Loss)                                       (32)           4,254              50              -           4,272
                                                    --------------  ---------------  --------------  -------------  --------------
Other Income and (Income Deductions) - Net                      -               84             297           (297)             84
                                                    --------------  ---------------  --------------  -------------  --------------
Interest Charges:
    Interest on long-term debt                                  -                -               -              -               -
    Preferred dividends and distributions of
      subsidiary trust                                          -                -               -              -               -
    Other interest charges                                    367               73               2           (297)            145
                                                    --------------  ---------------  --------------  -------------  --------------
        Total Interest Charges                                367               73               2           (297)            145
                                                    --------------  ---------------  --------------  -------------  --------------
Income (Loss)  Before Income Taxes                           (399)           4,265             345              -           4,211
Income Tax Expense (Benefit)                                 (153)           1,647             133              -           1,627
                                                    --------------  ---------------  --------------  -------------  --------------
Net Income (Loss)                                            (246)           2,618             212              -           2,584
Dividends on Redeemable Preferred Stock -
  Laclede Gas                                                   -                -               -              -               -
                                                    --------------  ---------------  --------------  -------------  --------------
Net Income (Loss) Applicable to Common Stock         $       (246)   $       2,618    $        212    $         -    $      2,584
                                                    ==============  ===============  ==============  =============  ==============

                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                           STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                               TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                            (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)


                                                                                                  Laclede        Laclede
                                              The Laclede       Laclede      SM&P Utility         Pipeline     Development
                                              Group, Inc.     Gas Company   Resources, Inc.       Company        Company
                                             -------------   -------------  ---------------   -------------   -------------
Balance at Beginning of Year                  $   211,259     $   188,949    $       1,265     $     3,441     $     1,970

Add - Net Income, per statements                   36,081          37,038           (4,118)            538              85
                                             -------------   -------------  ---------------   -------------   -------------
                                    Total         247,340         225,987           (2,853)          3,979           2,055
                                             -------------   -------------  ---------------   -------------   -------------

Deduct - Cash Dividends Declared:
    Common stock                                   25,543          25,544                -               -               -
    Charges to Retained Earnings                        -               -                -               -               -
                                             -------------   -------------  ---------------   -------------   -------------
                                    Total          25,543          25,544                -               -               -
                                             -------------   -------------  ---------------   -------------   -------------
Balance at End of Year                        $   221,797     $   200,443    $      (2,853)    $     3,979     $     2,055
                                             =============   =============  ===============   =============   =============

                                                                                                                   The Laclede
                                                Laclede           Laclede                                        Group, Inc. and
                                              Investment,         Energy       Laclede Capital                      Subsidiary
                                                  LLC         Services, Inc.       Trust I        Eliminations      Companies
                                             -------------   ---------------   ---------------   -------------   ---------------
Balance at Beginning of Year                  $    (5,104)     $         21     $          (4)    $  (190,538)    $     211,259

Add - Net Income, per statements                    2,584               (21)                4         (36,110)           36,081
                                             -------------   ---------------   ---------------   -------------   ---------------
                                    Total          (2,520)                -                 -        (226,648)          247,340
                                             -------------   ---------------   ---------------   -------------   ---------------

Deduct - Cash Dividends Declared:
    Common stock                                        -                 -                 -         (25,544)           25,543
    Charges to Retained Earnings                        -                 -                 -               -                 -
                                             -------------   ---------------   ---------------   -------------   ---------------
                                    Total               -                 -                 -         (25,544)           25,543
                                             -------------   ---------------   ---------------   -------------   ---------------
Balance at End of Year                        $    (2,520)    $           -     $           -     $  (201,104)    $     221,797
                                             =============   ===============   ===============   =============   ===============

                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                           STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                               TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                            (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)

                                                                                                 Laclede
                                                Laclede                                        Development
                                              Development   Laclede Venture                      Company
                                                Company       Corporation      Eliminations    Consolidated
                                             -------------  ---------------   -------------   -------------
Balance at Beginning of Year                  $     3,448    $      (1,478)    $         -     $     1,970

Add - Net Income, per statements                       16               69               -              85
                                             -------------  ---------------   -------------   -------------
                                    Total           3,464           (1,409)              -           2,055
                                             -------------  ---------------   -------------   -------------

Deduct - Cash Dividends Declared:
    Common stock                                        -                -               -               -
    Charges to Retained Earnings                        -                -               -               -
                                             -------------  ---------------   -------------   -------------
                                    Total               -                -               -               -
                                             -------------  ---------------   -------------   -------------
Balance at End of Year                        $     3,464    $      (1,409)    $         -     $     2,055
                                             =============  ===============   =============   =============


                                                                  Laclede         Laclede Gas                        Laclede
                                                 Laclede          Energy            Family                       Investment LLC
                                             Investment LLC   Resources, Inc.   Services, Inc.    Eliminations    Consolidated
                                             --------------   ---------------   --------------   -------------   --------------
Balance at Beginning of Year                  $    (12,098)    $         194     $      6,800     $         -     $     (5,104)

Add - Net Income, per statements                      (246)            2,618              212               -            2,584
                                             --------------   ---------------   --------------   -------------   --------------
                                    Total          (12,344)            2,812            7,012               -           (2,520)
                                             --------------   ---------------   --------------   -------------   --------------

Deduct - Cash Dividends Declared:
    Common stock                                         -                 -                -               -                -
    Charges to Retained Earnings                         -                 -                -               -                -
                                             --------------   ---------------   --------------   -------------   --------------
                                    Total                -                 -                -               -                -
                                             --------------   ---------------   --------------   -------------   --------------
Balance at End of Year                        $    (12,344)    $       2,812     $      7,012     $         -     $     (2,520)
                                             ==============   ===============   ==============   =============   ==============